QUARTERLY EARNINGS REPORT FOR THE 3 MONTHS ENDED 31 MARCH 2019

Dear shareholders,

The first three months of 2019 mark another successful quarter for Biofrontera. Once again, we were able to increase product sales and the reporting period now marks the fourth consecutive quarter-over-quarter revenue growth. Biofrontera Group sales for the period January to March 2019 amounted to 6.8 million euros. This reflects a revenue growth of 46% compared to the previous year, with pure product sales growing by 48%.

On March 19, we announced the start of the next project phase of the development partnership with Maruho Co, Ltd. (Maruho). As part of the newly agreed project phase, we will prepare one of the four active ingredients, which we have tested for stability in combination with our proprietary nanoemulsion, for testing in clinical trials. As in the first phase of this development cooperation, the work will be carried out at Biofrontera and the costs are borne by Maruho. Existing IP, specifically Biofrontera’s nanoemulsion technology, remains with the original owner, while the results of the development are equally shared by both parties. In addition, Maruho and Biofrontera are currently negotiating a collaboration to research and develop Ameluz® for the treatment of acne, as well as a license to market Ameluz® in parts of Asia and Oceania. Looking ahead, we expect that the development of Ameluz for acne and the continued collaboration agreement with Maruho to develop branded generics will further improve our future growth profile.

The quarter was characterized by the acquisition of Cutanea Life Sciences, Ltd. (Cutanea) on March 25, 2019 from our strategic partner Maruho. The transaction supports our position with dermatologists and thus, our growth in the US tremendously. As such, it is an important part of the portfolio for the future of Biofrontera. Through our acquisition of Cutanea, we have added two FDA-approved prescription drugs to our US-product portfolio: Aktipak® and Xepi™. These will now be added for distribution through our established sales and marketing infrastructure in the US. Our sales representatives are excited to now have even better access to our customers, the dermatologists, with an expanded product offering.

Through the acquisition of Cutanea and its products, Biofrontera has expanded its strategic orientation and thus, has transformed from a highly specialized expert in photodynamic therapy to a diversified specialty pharmaceutical company in dermatology.

In March, we also announced the very positive results of our Phase III clinical trial on the safety and efficacy of conventional photodynamic therapy with Ameluz® in combination with the BF-RhodoLED® lamp for the treatment of actinic keratoses on the extremities or trunk/neck. The results of the primary endpoint of the study demonstrate the superiority of Ameluz® with a mean lesion healing rate of 86% compared to placebo with 33% (p<0.0001). Our excellent results in the treatment of these body regions will further differentiate Ameluz® from other therapies following successful approval in both Europe and the US. The results of the study will be the basis for applications to the European Medicines Agency (EMA) and the U.S. Food and Drug Administration (FDA) for an extension of the marketing authorization, which Biofrontera plans to submit during the third quarter of 2019.

At the beginning of 2019, Biofrontera received approval from the European Medicines Agency (EMA) and the U.S. Food and Drug Administration (FDA) to increase the batch size for Ameluz® production. The fivefold increase in the batch size ensures the supply of Ameluz® in the face of increasing demand in the U.S. Upscaling the manufacturing process will also increase the gross margin of Ameluz®. In addition, the FDA and EMA have approved another producer for the aminolevulinic acid used in Ameluz®, which was necessary to ensure security of supply.

The acquisition of Cutanea from Maruho was a decisive step, both for us and for Maruho. With the label expansion of Ameluz® and the expansion of our US-product portfolio, Biofrontera is now a multi-product company for dermatology. Looking to the future, we will now be able to offer our larger product portfolio through our distribution structure in the U.S. to realize the full potential of Biofrontera.

Key group figures in accordance with IFRS

In EUR thousands (unless stated otherwise)	3M 2019	3M 2018
	unaudited	unaudited
Results of operations
Sales revenue	6,808	4,676
Gross profit	5,846	4,005
Research & development costs	(1.088)	(938)
General administrative costs	(1,974)	(1,416)
Sales costs	(5,554)	(4,301)

Loss from operations	(2,770)	(2,650)
Loss before income tax	(2,637)	(3,412)
Total loss for the period	(2,980)	(3,172)

In EUR thousands (unless stated otherwise)	3M 2019	31 Dec 2018
	unaudited
Key balance sheet figures
Total assets	43,732	39,133
Current liabilities	7,690	7,770
Non-current liabilities	22,558	15,007
Equity	13,484	16,356

Cash and cash equivalents	21,759	19,451

Employees as of 31 March	171	126

Biofrontera share
Shares outstanding (number as of 31 March)	44,632,674	44,632,674
Share price (Xetra closing price on 29 March in EUR)	5.60	5.01

Biofrontera Group financial position and performance

Sales revenue

In the first quarter, total revenues were EUR 6,808 thousand, 46% higher than in the same period last year (previous year period: EUR 4,676 thousand), of which pure sales revenue increased by 48%. The increase was mainly due to the strong US-sales growth, which accumulated to EUR 5,171 thousand in the reporting period (previous year period: EUR 3,406 thousand). Sales in Germany amounted to EUR 1,073 thousand, which reflects an increase of 72%, compared to the first quarter 2018 (previous year period: EUR 622 thousand). In the remainder of Europe, sales were EUR 564 thousand, almost flat compared to EUR 586 thousand in the previous year period due to the elimination of re-imports within the EU.

Gross profit

Gross profit on sales improved by EUR 1,841 thousand in the reporting period to EUR 5,846 thousand compared to EUR 4,005 thousand in the same period last year. The gross margin was stable at 86%.

Research and development costs

Research and development costs amounted to EUR 1,088 thousand in the first three months of 2019, an increase of EUR 150 thousand or 16% compared to the same period last year (previous year period: 938 thousand). Research and development costs primarily include costs for clinical studies as well as regulatory expenses, i.e. fees for maintaining and extending our regulatory approvals.

General administrative costs

General administrative expenses amounted to EUR 1,974 thousand in the first three months of 2019, an increase of EUR 558 thousand or 39% compared to the first quarter 2018 (previous year period: EUR 1,416 thousand). The increase is mainly due to the expansion of our business activities as well as higher legal costs.

Sales costs

Sales and marketing costs totaled EUR 5,554 thousand, an increase of EUR 1,253 thousand or 29% compared to the same period in 2018 (previous year period: EUR 4,301). The increase reflects the growing sales activities in the USA as well as the start of our own sales force in the UK.

Loss before income tax

In the first three months of 2019, the loss before tax amounted to EUR -2,637 thousand, an improvement of EUR 775 thousand compared to EUR -3,412 thousand in the prior-year period. This development is mainly due to the sales development described above.

Net assets

Total assets increased from EUR 39,133 thousand as of 31 December 2018 to EUR 43,732 thousand as of 31 March 2019.

The fully paid in share capital of Biofrontera AG amounted to EUR 44,632 thousand as of 31 March 2019 and is divided into 44,632,674 registered shares with a nominal value of EUR 1.00 each. On 31 March 2019, the share capital amounted to EUR 13,484 thousand compared to EUR 16,356 thousand on 31 December 2018.

Financial position

Cash and cash equivalents amounted to EUR 21,759 thousand as of 31 March 2019, an improvement of EUR 2,308 thousand compared to 31 December 2018. This includes a EUR 5 million tranche of the EIB loan drawn in February 2019, to ensure the right to disbursement would not forfeit. From today’s perspective, the Company has sufficient liquidity to implement Biofrontera’s strategy.

Outlook

The business development in the first quarter of 2019 is in line with the expectations of the Management Board. The Management Board therefore fully maintains its forecast for fiscal year 2019 published on 29 April 2019. Among other things, the Management Board therefore expects annual sales of around EUR 35-40 million and a result from operating activities of EUR -7 to -9 million. Details of the forecast can be found in the 2018 Annual Report, which is published on Biofrontera’s website at https://www.biofrontera.com/en/investors/financial-reports.html.

Condensed consolidated balance sheet as of 31 March 2019

Assets

in EUR thousands	31 March 2019	31 December 2018
	unaudited
Non-current assets
Tangible assets	3,278	794
Intangible assets	507	352
Deferred taxes	10,400	10,400
Total non-current assets	14,185	11,546

Current assets
Current financial assets
Trade receivables	2,663	3,397
Other financial assets	640	794
Cash and cash equivalents	21,759	19,451
Total current financial assets	25,062	23,642

Other current assets
Inventories
Raw materials and supplies	1,179	1,098
Unfinished products	393	320
Finished products and goods	1,977	1,759
Income tax reimbursement claims	3,549	3,177
Other assets	53	53
Total other current assests	883	715
	4,485	3,945
Total current assets	29,547	27,587
Total assets	43,732	39,133

Equity and liabilities

in EUR thousands	31 March 2019	31 December 2018
	unaudited
Equity
Subscribed capital	44,632	44,632
Capital reserve	117,184	117,109
Capital reserve from foreign currency conversion adjustments ments	(344)	(2)
Loss carried forward	(145,351)	(136,505)
Loss for the period	(2,637)	(8,878)
Total equity	13,484	16,356

Non-current liabilities
Non-current financial debt	21,013	13,462
Other non-current provisions	1,545	1,545
Total non-current financial liabilities	22,558	15,007

Current liabilities
Current financial liabilities
Trade payables	2,381	1,806
Current financial debt	154	165
Other financial liabilities	83	29
Total current financial liabilities	2,618	2,000

Other current liabilities
Other provisions	2,350	2,891
Other current liabilities	2,722	2,879
Total other current liabilities	5,072	5,770

Total current liabilities	7,690	7,770
Total equity and liabilities	43,732	39,133

Condensed consolidated statement of comprehensive income for the first three months of the 2019 and 2018 financial years

in EUR thousands	Q1 2019	Q1 2018
	unaudited	unaudited
Sales revenue	6,808	4,676
Cost of sales	(963)	(671)
Gross profit from sales	5,846	4,005

Operating expenses
Research and development costs	(1,088)	(938)
General administrative costs	(1,974)	(1,416)
Sales costs	(5,554)	(4,301)

Loss from operations	(2,770)	(2,650)

Interest expenses	(357)	(469)
Effective interest expenses	(51)	(35)
Interest income	5	2
Other expenses	(58)	(322)
Other income	594	60

Loss before income tax	(2,637)	(3,412)
Income tax	-	-
Deferred income tax	-	-
Loss for the period	(2,637)	(3,412)

Expenses and income not included in loss	(2,637)	(3,412)
Items, which may in future be regrouped into the comprehensive income statement under certain conditions. Translation differences resulting from the conversion of foreign business operations	(342)	241
Other income total	(342)	241

Total loss for the period	(2,980)	(3,172)

Basic / diluted earnings per share in EUR	(0.06)	(0.08)

Financial calendar

July 10, 2019	Annual General Meeting

August 30, 2019	Half Year 2019 Earnings Report

November 2019	Analysts’ Conference 2019, German Equity Forum, Frankfurt

November 2019	Q3 2019 Earnings Report

Published by

Biofrontera AG

Hemmelrather Weg 201

D-51377 Leverkusen

Phone + 49 (0) 214 87 63 2 0

Fax: + 49 (0) 214 87 63 2 90

Email: info@biofrontera.com

www.biofrontera.com

Investor Relations

Thomas Schaffer

Pamela Keck

Phone: + 49 (0) 214 87 63 2 0

Email: ir@biofrontera.com

Design

Instinctif Partners

www.instinctif.com

News release

Biofrontera Reports First Quarter 2019 Financial Results

Leverkusen, Germany, May 29, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported its financial results for the first quarter ended March 31, 2019 and provided an update on recent operational and clinical developments.

Q1 2019 Financial Highlights:

●	Total revenue increased 46% to EUR 6.8 million in Q1 2019 compared to EUR 4.7 million in Q1 2018;

●	Net loss was EUR 3.0 million or 6 cents per share in Q1 2019 compared to EUR 3.2 million or 8 cents per share in Q1 2018; and

●	Cash and cash equivalents were EUR 21.8 million as of March 31, 2019 compared to EUR 19.5 million as of December 31, 2018.

Recent Operational and Clinical Development Highlights:

●	Acquired Cutanea Life Sciences, Inc. (Cutanea), a specialty pharmaceutical company focused on dermatology, from Maruho Co., Ltd. (Maruho) in March 2019;

●	Expanded research agreement with Maruho to further develop the branded generics program as well as signing a letter of intent to expand the indication for Ameluz® with acne and provide Ameluz® distribution rights to Maruho in parts of Asia and Oceania;

●	Reported positive Phase III results of Ameluz® / BF-RhodoLED® for the treatment of actinic keratoses (AK) on the extremities and trunk/neck; and

●	Received EMA and FDA approval to upscale the batch size for Ameluz® production.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

“Overall, 2019 is shaping up to be a very active year for Biofrontera and we are working diligently to ensure that it will be another year of commercial and strategic success. In the first quarter, we increased total revenue by approximately 46%, with the U.S. as our primary growth driver. The increase marks the fourth consecutive quarter-over-quarter revenue growth. The European label for Ameluz® that now includes daylight PDT for the treatment of AK, supported Germany’s growth of 72%. We also expect positive progress in our other European markets throughout the remainder of 2019. These strong results represent our ability to continue to execute on our strategic growth initiatives for Ameluz® and we look forward to leveraging an expanded US-commercial portfolio with AKTIPAK® and Xepi™ from our acquisition of Cutanea Life Sciences, Inc.,” commented Prof. Dr. Hermann Lübbert.

Key financial figures for the first quarter 2019:

In EUR thousands, except where noted	3M 2019	3M 2018	Change
Total Revenue	6,808	4,676	46%
Research and development costs	(1,088)	(938)	(16%)
General administrative costs	(1,974)	(1,416)	(39%)
Sales costs	(5,554)	(4,301)	(29%)
Net loss	(2.980)	(3,172)	6%
Earnings per share (in EUR)	(0.06)	(0.08)	25%

U.S. Commercial Update

In the first quarter 2019, Biofrontera achieved strong revenue in the United States amounting to 5.2 million, representing revenue growth of 52% compared to the first quarter of 2018. This growth was due to sales to our existing PDT customers as well as new customers.

In January 2019, Biofrontera received approval by the U.S. Food and Drug Administration (FDA) to upscale the batch sizes for the production of Ameluz®. This five-fold increase in batch size will ensure a secure and sustainable supply of Ameluz® to meet the growing U.S. demand as well as substantially improve gross margins.

In March 2019, Biofrontera announced that its subsidiary Biofrontera Inc. has acquired all shares in Cutanea Life Sciences, Ltd., a U.S. based, commercial stage specialty pharmaceutical company focused on dermatology. With the acquisition, Biofrontera expands its US-portfolio to include two additional FDA-approved drugs, AKTIPAK® for the treatment of acne and Xepi™ for the treatment of impetigo, including those with MRSA infections. Biofrontera will leverage its established sales and marketing infrastructure to market all three products to dermatologists.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

EU Commercial Update

Sales in Germany improved to EUR 1.1 million, representing a 72% increase compared to the first quarter 2018. The increase was a result of the label extension of Ameluz® for daylight-PDT in 2018. Revenue in the rest of Europe was flat year-over-year at EUR 0.6 million, which was primarily due to the elimination of re-imports within the EU.

Clinical Update

In March 2019, Biofrontera announced positive results from its Phase III trial evaluating the safety and efficacy of conventional PDT with Ameluz® and BF-RhodoLED® for the treatment of AK on the extremities, trunk and neck. The study met its primary regulatory endpoint, which demonstrated a mean lesion clearance rate per patient’s side of 86% for Ameluz® compared to 33% for placebo. Additionally, significant superiority of Ameluz® was demonstrated for all secondary endpoints. Excluding mild AKs and only examining moderate AK lesions, the mean lesion clearance rates per patient’s side were 84% with Ameluz® compared to 27% with placebo. In patients treated on the extremities, mean lesion clearance rates per patient’s side were also 84% with Ameluz® compared to 27% with placebo. Ameluz® also demonstrated a complete clearance rate of 67% of the patients’ sides at 12 weeks post the last PDT treatment, compared to only 12% of the placebo-treated sides. Biofrontera will use these results as basis for the filing of the label extension with the European Medicines Agency (EMA) and the FDA planned in the third quarter of 2019.

Biofrontera also signed an agreement to continue its research cooperation with Maruho for the development of branded generics. As part of the agreement, Biofrontera will begin to prepare one of the four active ingredients formulated using Biofrontera’s nanoemulsion technology for clinical trials. In addition, Biofrontera and Maruho are currently in negotiations regarding a possible indication expansion of Ameluz® for acne. The parties are also discussing a license for Maruho to commercialize Ameluz® in Asia and Oceania, where acne is an important market. Maruho would initially assume all development costs for the expanded acne indication, part of which may have to be returned if license negotiations are not successful. Biofrontera would be responsible for carrying out the clinical studies required for approval in the U.S.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

Full Year 2019 Guidance

The business development in the first quarter of 2019 is in line with the expectations of the management board. Therefore, the management board fully maintains its forecast for fiscal year 2019 published on 29 April 2019. Among other things, the company expects annual sales of around EUR 35-40 million and a result from operating activities of EUR -7 to -9 million.

Conference Call

Conference calls for shareholders and interested investors will be held on May 29, 2019 at the following times:

In German, at 10:00 am CET (4:00 am ET)

Dial-in number Germany: +49 69201744220

Conference code: 87082878#

In English, at 2:00 pm CET (8:00 am ET)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 77726519#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

The Company’s quarterly report including financial statements is available at www.biofrontera.com/en/investors/financial-reports.

-End-

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 0207 229 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets AKTIPAK®, a prescription medication for the treatment of acne, and Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102